UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 20, 2015
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on August 20, 2015, entitled "Election to Statoil's board of directors".

Election to Statoil's board of directors

In a meeting in the Corporate Assembly of Statoil ASA (OSE:STL, NYSE:STO) on 20 August 2015 Wenche Agerup was elected as a new member of Statoil's board of directors.

Wenche Agerup was the Executive Vice President for Corporate Staffs and the General Counsel of Norsk Hydro ASA from 2010 to 31 December 2014. She has held various executive roles in Hydro since 1997, including within the company’s M&A-activities, the business area Alumina, Bauxite and Energy, as a plant manager at Hydro’s metal plant in Årdal and as a project director for a Joint Venture in Australia where Hydro cooperated with the Australian listed company UMC. Through her work in Hydro, Agerup has developed a significant business and strategic competence. Agerup is currently a board member in Oslo Børs Holding VPS ASA/Oslo Børs ASA (the Oslo Stock Exchange) and the seismic company TGS, and has competence and experience within corporate governance.

The election enters into effect from 21 August 2015 and until the ordinary election of shareholder-elected members to the board of directors in 2016. Agerup was elected in accordance with the proposal from the nomination committee.

Contacts:

  Olaug Svarva, chair of the nomination committee
  All enquiries to be directed through Statoil Corporate Press Office, Jannik Lindbæk, +47 977 55 622.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: August 20, 2015	By:	___/s/ Hans Jakob Hegge Name: Hans Jakob Hegge Title: Chief Financial Officer